

August 2, 2012

Via E-mail
Frank J. Bilban
Chief Financial Officer
Encore Wire Corporation
1329 Millwood Road
McKinney, Texas 75069

> **Re:** **Encore Wire Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Response dated July 30, 2012**
> **File No. 0-20278**

Dear Mr. Bilban:

We have reviewed your response letter dated July 30, 2012, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

9. Contingencies, page 31

1. We note your response to comment 4 in our letter dated June 29, 2012, along with the draft disclosure you intend to include in future filings. Since you disclosed in your fiscal year 2011 Form 10-K that a settlement conference was scheduled for March 2012 for the 301 Patent issue, it would appear that investors should have been provided an update that no settlement resulted from the settlement conference. If the conference was not for purposes of negotiating a settlement, please clarify this fact in your next periodic report. Regarding the draft disclosure you intend to include in future filings, we note your statement that you are unable to reasonably estimate any "potential loss or range of loss". Please revise this draft disclosure to use the referenced terms in ASC 450-20-25-1, including probable losses versus reasonably possible losses. Please also refer to ASC 450-20-50-4 regarding the required disclosures for reasonably possible losses.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief